Exhibit 99.2

Vision Marine Technologies Announces Closing Of Initial Public Offering Of Common Shares And Full Exercise Of Underwriter’s Over-Allotment Option

November 27, 2020

Montreal, Quebec, November 27, 2020 – Vision Marine Technologies Inc. (Nasdaq: VMAR), the leading provider of electric technology in the design and manufacture of the first fully electric powertrain outboard motor (E-Motion) and electric power boats, today announced the closing of its initial public offering of 2,760,000 common shares at a price of US$10.00 per share, which includes 360,000 shares sold upon full exercise of the underwriter’s option to purchase additional common shares. The gross proceeds from the offering, including the exercise of the over-allotment option, were US$27,600,000, before deducting underwriting discounts, commissions and offering expenses.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the offering.

Vision intends to use the net proceeds from the offering for sales and marketing, build-up of inventory for order fulfillment, research and development, development of rental operations, and general working capital.

A registration statement on Form F-1 (File No. 333-239777) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on November 23, 2020, and a related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com. The final prospectus is available on the SEC’s website located at http://www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vision Marine Technologies

Vision Marine Technologies Inc., (NASDAQ: VMAR) strives to change and be a contributing factor in fighting the problem of waterway pollution by disrupting the boating industry with electric power, contributing to zero pollution, zero emission, wave less water, and a noiseless environment.

Our flagship outboard powertrain (E-Motion) is the first fully electric outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our E-Motion technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric recreational powerboats to recreational customers.

The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Simply stated, a smoother ride than a traditional ICE motorboat.

Forward-Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements. For example, when Vision discusses the expected use of proceeds, it is using forward looking statements. These forward-looking statements are based on Vision’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are different to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond Vision’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision’s filings with the SEC, including its registration statement on Form F-1, as amended from time to time, under the caption “Risk Factors.” Any forward looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

For further information, please contact:
Bruce Nurse, Investor Relations
(800) 871-4274,
bn@v-mti.com